Securities Exchange Commission                                                                                                                                February 2, 2011
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549-33670
Mr. Rufus Decker
Accounting Branch Chief

Re:
Infusion Brands International, Inc.
Form 10-K For the Fiscal Year Ended June 30, 2010

Dear Mr. Decker

We have reviewed the comments contained in your letter dated January 19, 2011 and submit the following responses:

Government Regulation, page 6

1. We note your statement that "the statutes, rules and regulations applicable to the
Company's operations, and to various products marketed by it, are numerous, complex and subject to change." In future filings, please discuss the information required by Items 101 (h)(4)(viii) and (ix) of Regulation S-K.

Answer:

We will be filing Form 10-KT prior to March 31, 2011 to report the transition period associated with our recent change in fiscal year from June 30 to December 31. Since the 10-KT will incorporate the disclosures in our previously filed form 10-K as they related to June 30, 2010, as well as the required transition period information, we will update this disclosure concerning the need for any government approval of principal products or services or discuss the status of the approval within the government approval process and the effect of existing or probable government regulations on the business as appropriate.

Legal Proceedings, page 12

2. In future filings, please disclose the relief sought in each proceeding as well as when each was instituted, as required by Item 103 of Regulation S-K. We note that you do not disclose the relief sought in the Mediaxposure litigation on page 12 or when the Global TV Products trademark action and the Omnicomm Studios action were instituted on page 13.

Answer:
Pursuant to Item 103 of Regulation S-K, we are required to disclose material legal proceedings pending, the date instituted, the principal parties, a description of the factual basis alleged and the relief sought.  Information is not required with respect to any proceeding that involves a claim for damages if the amount of the claim involved does not exceed 10% of current assets of the registrant and its subsidiaries as shown in our consolidated financial statements.  Pursuant to Item 103 of Regulation S-K none of these claims involved an amount in excess of ten per cent of current assets as shown in the consolidated financial statements reported on Form 10-K at June 30, 2010. We will update this disclosure in our Form 10-KT transition report to disclose all of the required information for legal proceedings meeting the disclosure criteria of Item 103 of Regulation S-K including the relief sought and dates proceedings were instituted.

Consolidated Statements of Operations, page 41

3. SAB Topic 11: B states that depreciation expense should not be positioned in the statement of operations in a manner which results in reporting a figure for income before depreciation. As such, in future filings you should remove the gross profit subtotal from your statement of operations, since you do not allocate depreciation to cost of products sold. In addition, if you continue to present or discuss this non-GAAP amount outside of the financial statements in future filings, like you currently do on page 21 of your MD&A, please:
•	Revise the title used to describe it to clearly indicate that it is exclusive of depreciation;
•	Indicate that it is a non-GAAP financial measure and
•	Provide the disclosures required by Item 10(e) of Regulation S-K.

Please show us supplementally what your revised disclosure will look like.

Answer:

We will revise our disclosure on the Consolidated Statements of Operations to remove the parenthetical disclosure “(excluding depreciation expense in other operating expenses)”.  Total depreciation for the year ended June 30, 2010 is $170,169 and amortization was $1,836,070.  Depreciation expense of $143,116 relates to our Rental Income activities which is separately displayed in our Statements of Operations.  Amortization includes $1,017,736 related to amortization of our software and the related income is shown as Services and Other Revenues that is separately stated in our Statement of Operations.  During the quarterly period ended December 31, 2010, we discontinued our Fashion Goods and eCommerce segments which includes the remaining amount of our amortization totaling $818,694 .  Our historical financial statements that will be included in our impending Form 10-KT will be restated to give effect to these disposed segments and to disclosure of our discontinued business operations.  In future filings, we will evaluate the reporting related to SAB Topic 11 ;B.  We do not anticipate reporting any non-GAAP measures.

Consolidated Statements of Cash Flows, page 43

4. Your reconciliation to net cash used in operating activities begins with net loss only attributable to the OmniReliant. In future filings, given that net income as referred to in ASC 810-10-65-1 (b )(2) also includes net income attributable to noncontrolling interests, please begin your reconciliation pursuant to ASC 230-10-45-29 with net loss, as presented on your consolidated statements of operations, rather than net loss attributable to OmniReliant.

Answer:

We will correct this presentation in our impending Form 10-KT transition report and all future filings.

Consolidated Statements of Stockholders' Deficit, page 46

5. In future filings, please report a total amount for comprehensive income for each period presented. Please also present the amounts of comprehensive income attributable to OmniReliant and noncontrolling interests separately. Refer to ASC 220-10-45-5. Please show us supplementally what your revised disclosure will look like.

Answer:

We will provide this disclosure in our impending Form 10-KT transition report and all future filings. Please see Exhibit II for an example of our revised disclosure.

Notes to the Financial Statements
Note 16. Segment Information. page 90

6. In future filings, please present segment operations information for each period for which your statement of operations is provided as well as segment balance sheet information as of each date for which a balance sheet is provided in your consolidated financial statements. Refer to ASC 280-10-50-20. Please also provide a separate discussion in your MD&A of the business reasons for changes in the operating results of each of your segments. In addition, where there is more than one reason for a change between periods, please quantify the extent to which each reason contributed to the overall change. Please show us supplementally what your revised disclosure will look like.

Answer:

During the quarterly period ended December 31, 2010, we discontinued our Fashion Goods and eCommerce Segments and disposed of all assets therein. Our historical financial statements that will be included in our impending Form 10-KT will be restated to give effect to these disposed segments as discontinued operations. As part of these restatements, we will be eliminating the segment disclosures, but we will be providing all of the disclosures for discontinued operations required in ASC205-20

Changes in Internal Control over Financial Reporting, page 100

7. Supplementally, please explain the statement that there has been no change in your internal control over financial reporting during your most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting in light of the remediation efforts initiated and discussed on page 99.

Answer:

We disclosed in our filing that no change in our internal control over financial reporting, as defined in Rule 13(a)-15(f) of the Exchange Act, had occurred during our fourth quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  We also disclosed that we have initiated or intend to initiate a number of remediation measures to address our control deficiencies and material weaknesses.  The identified remedial control measures disclosed were not considered implemented during this period and was provided to give insight into measures being considered to remediate some of our control deficiencies.  As such, we do not believe the remedial measures identified constituted a change in our internal controls over financial reporting.  We will update this disclosure in our Form 10KT transition report .We will disclose the measures we consider to be fully implemented that alleviate our control deficiencies.

Certification

8. In future filings, please sign and file certifications that are drafted precisely as they appear in Item 601(b)(31)(i) of Regulation S-K. We note in particular the changes to paragraph 4(d) and paragraph 5(a) of Exhibit 31.1.
Answer:

Answer:

We will correct the certification in our Form 10-KT transition report.

Directors' Compensation, page 108

9. In future filings, please disclose all of the information required by Item 402(r) of Regulation S-K.

Answer:

We will update this disclosure in our Form 10-KT transition report. We will disclose all of the information required by Item 402(r) of Regulation S-K.  To the extent applicable Director Compensation for the last completed fiscal year will be included in our filing using the tabular format provided in Item 402(r)(1).  The name of each director and the other data required by columns (b) through (h) of the table of Director Compensation will be disclosed therein unless a director is also a named executive officer under paragraph (m) of Item 402 and the director’s compensation for service is fully reflected in the Summary Compensation Table required by paragraph (n) of Item 402 and otherwise as required by paragraphs (o) through (q) of Item 402.

Form 10-Q for the Period Ended September 30, 2010

General

10. Please address the above comments in your interim filings as well.

Answer:

Our future interim filings on Form 10Q will include compliance of your comments No. 1 through No. 9 herein and our answers to these comments.

Financial Statements
Note 13. Commitments and Contingencies
Litigation, Claims and Assessments. page 35

11. You disclose that no cases rise to the level of probable of an unfavorable outcome although there is a reasonable possibility that certain legal matters could have an unfavorable outcome. Accordingly, you have not accrued expenses associated with these cases other than the defense costs. In this regard, please address the following:
•
In the matter of Davlyn Industries, Inc. v. ResponzeTV America, LLC f/k/a Reliant International Media, LLC and OnmiReliant Corporation, it appears that you entered into a settlement agreement in which you are required to make a settlement payment. Please help us understand why amounts would have not have been accrued related to this matter pursuant to ASC 450-20-25; and

•
For any matters for which no amounts have been accrued and it is reasonably possible that a loss has been incurred or a loss in excess of amounts accrued has been incurred, please disclose in future filings an estimate of the loss or range of loss or state that an estimate cannot be made. Refer to ASC 450-20-50-3 and 4.

Please show us supplementally what your revised disclosure will look like.

Answer:

The Davlyn Industries, Inc. settlement agreement amount was $62,500 and the date of the settlement agreement was November 8, 2010.  There was no indication of either the amount or the date of settlement prior to November 8, 2010.  However,  there was information available before the financial statements were issued requiring the accrual of this loss because a liability to pay the settlement was incurred in accordance with ASC45-20-25.  The Company’s Form 10Q for September 30, 2010 was filed on November 22, 2010.  The Company’s closing process was complete by the time we received the settlement agreement document.  The effect on our financial statements of not accruing this liability was approximately .6% of our current liabilities and .7% of our net loss as filed on Form 10Q.  We believe this unrecorded current liability would not influence or distort our quarterly financial statements and as such an accrual was not made.

In accordance with ASC 450-20-50-3 and 4, we will provide disclosure of a contingency if there is at least a reasonable possibility that a loss may have been incurred and an accrual is not made for a loss contingency because the conditions for accrual have not been met or exposure to loss exists in excess of an accrued amount. In our future filings, we will disclose the nature of the contingency and an estimate of the possible loss or range of loss or include a statement that such an estimate cannot be made.  See Exhibit I for revised disclosure on contingencies related to litigation claims and assessments to be included in our Form 10-KT transition report.

Form 8-K filed on December 28, 2010

12. The board of directors approved a change in your fiscal year end from June 30 to December 31. In this regard, please tell us how you intend to comply with the transition reporting requirements of Rule 13( a)-l0 and Rule 15( d)-l0 of the Securities Exchange Act of 1934. Refer to General Instruction A.3 to the Form 10-K.

Answer:

Under Form 10-K General Instruction A. (3) a Transition report shall be filed in accordance with the requirements set forth in Rule 13a-10 or Rule 15d-10 applicable when the registrant changes its fiscal year end.  Rule 13a-10 of the Exchange Act provides guidance with respect to the transition reporting requirements.  This rule requires every issuer that changes its fiscal closing date to file a report covering the resulting transition period between the closing date of its most recent fiscal year and the opening date of its new fiscal year; provided, however, that the issuer shall file an annual report for any fiscal year that ended before the date on which the issuer determined to change its fiscal year end.

The report pursuant to this rule shall be filed for the transition period not more than the number of days specified under this rule after the close of the transition period.  The report shall be filed, in this instance, on the form appropriate or annual reports of the issuer.  The financial statements for the transition period filed shall be audited.  Financial statements, which may be unaudited, shall be filed for the comparable period of the prior year, or a footnote, which may be unaudited, shall state for the comparable period of the prior year, revenues, gross profits, income taxes, income or loss from continuing operations and net income or loss.  The effects of discontinued operations shall also be shown, if applicable.  Per share data upon such income or loss shall also be presented.

In addition, the officer certification requirements set forth in Exchange Act Rules 13a-14 and 15d-14 apply to transition reports.

Our transition report covering the transition period will be filed on Form 10-KT. We are a non-accelerated filer and the due date of our transition report on Form 10-KT for will be filed within ninety days after the close of the transition period.

The transition report will include financial statements as follows:

•	Consolidated Balance Sheets as of December 31, 2010, June 30, 2010 and 2009.

•	Consolidated Statements of Operations, Cash Flows and Shareholders’ Equity (Deficit) for the Six Months Ended December 31, 2010 and 2009 and the fiscal years ended June 30, 2010 and 2009.

•	Transition period financial information is subject to audit by our registered accounting firm.

Officer certifications will be included in our transition report.

We understand that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your timely consideration of these matters in your review of the filing referenced above. If you or others have any questions or would like additional information, please contact me at (727) 230-1031.

Sincerely,

/s/ Robert John DeCecco III
Robert John DeCecco III
President, Chief Executive Officer and Chief Financial Officer

Exhibit I

Infusion Brands International, Inc.

Form 10-KT

Commitments and Contingencies Disclosure Considerations

Legal Proceedings

Item 3.	Legal Proceedings

As of December 31,2010, the end of the annual period covered by this report, the Company was subject to the various legal proceedings and claims discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. In the opinion of management, the Company does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially adversely affect its financial condition or operating results. However, the results of legal proceedings cannot be predicted with certainty. Should the Company fail to prevail in these legal matters, the operating results of a particular reporting period could be materially adversely affected.

Item 7 Management’s Discussion and Analysis of Financial Conditions and the Results of Operations

Critical Accounting Policies and Estimates

Legal and Other Contingencies

As discussed in Part I, Item 3 of this Form 10-KT under the heading "Legal Proceedings" and in Note XX "Commitments and Contingencies" in Notes to Consolidated Financial Statements, the Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In accordance with GAAP, the Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated. In management's opinion, the Company does not have a potential liability related to any current legal proceedings and claims that would individually or in the aggregate materially adversely affect its financial condition or operating results. However, the outcomes of legal proceedings and claims brought against the Company are subject to significant uncertainty. Should the Company fail to prevail in any of these legal matters or should several of these legal matters be resolved against the Company in the same reporting period, the operating results of a particular reporting period could be materially adversely affected.

Notes to the Consolidated Financial Statements

Note XX – Commitments and Contingencies

Contingencies

The Company is subject to various legal proceedings and claims that have arisen in the ordinary course of business and have not been fully adjudicated, which are discussed in Part I, Item 3 of this Form 10-K under the heading “Legal Proceedings.” In the opinion of management, the Company does not have a potential liability related to any current legal proceedings and claims that would individually or in the aggregate materially adversely affect its financial condition or operating results. However, the results of legal proceedings cannot be predicted with certainty. If the Company failed to prevail in any of these legal matters or if several of these legal matters were resolved against the Company in the same reporting period, the operating results of a particular reporting period could be materially adversely affected.

Exhibit II
SEC Comment 5

INFUSION BRANDS INTERNATIONAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIENCY AND COMPREHENSIVE INCOME (LOSS)

Accumulated
		Additional		Other	Total
	Preferred	Paid-In-	Accumulated	Comprehensive	Stockholder’s
	Stock	Capital	Deficit	Loss	Deficiency

Comprehensive income:
Balance, December XX, 20XX	$-	$-	$-	$-	$-
Net income	-	-	-		-
Change in unrealized gains of available for sale investments	-	-	-	-	-

Total comprehensive income					-

Balance, December XX, 20XX	$-	$-	$-	$-	$-

Exhibit II

SEC Comment 5

INFUSIONS BRANDS INTERNATIONAL, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED THE FINANCIAL STATEMENTS

Note XX: Comprehensive Income (Loss)

The components of comprehensive income for the year ended December XX, 20XX and 20XX, respectively, are as follows:

	Three Months		Nine Months
	Ended		Ended
	September 30,		September 30,
	2010	2009	2010	2009

Net income	$—	$—	$—	$—
Other comprehensive income:
Change in unrealized gains of available for sale investments	—	—	—	—

Total other comprehensive income	—	—	—	—

Comprehensive income	$—	$—	$—	$—